STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

AETHER SYSTEMS, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE
EXHIBIT 11.1

                                                                 Computation of Earnings
                                                                     per Common Share
                                            ---------------------------------------------------------------

                                                           (in thousands, except per share data)

                                                 Three Months Ended               Three months Ended
                                                 September 30,2001                September 30, 2000
                                            ---------------------------  ----------------------------------
                                            Net Loss  Shares  Per Share  Net Loss       Shares    Per Share
                                            --------  ------  ---------  --------      --------   ---------
BASIC EPS

Net loss available to common shareholders   (243,379) 40,694    (5.98)   (107,261)       38,343     (2.80)

EFFECT OF DILUTIVE SHARES

Stock options                                     --       --      --          --            --       --

Restricted Stock                                  --       --      --          --            --       --
                                            --------  ------  ---------  --------      --------   -------
DILUTIVE EPS


Net loss available to common shareholders   (243,379) 40,694    (5.98)   (107,261)       38,343     (2.80)
                                            --------  ------  ---------  --------      --------   -------


                                                   Nine Months Ended                    Nine months Ended
                                                   September 30,2001                   September 30, 2000
                                             ----------------------------    ------------------------------------
                                             Net Loss   Shares  Per Share    Net Loss        Shares     Per Share
                                             --------   ------  ---------    --------       --------    ---------
BASIC EPS

Net loss available to common shareholders  (1,547,320)  40,561  (38.15)      (230,446)        35,308      (6.53)

EFFECT OF DILUTIVE SHARES

Stock options                                      --     --       --              --             --        --

Restricted Stock                                   --     --       --              --             --        --
                                               -------   -----    -----      --------       --------      ----
DILUTIVE EPS

Net loss available to common shareholders  (1,547,320)  40,561  (38.15)      (230,446)        35,308      (6.53)
                                              --------  ------   -----       ---------       -------     -------

Options and warrants to purchase approximately 6.5 million and 5.1 million shares of common stock were outstanding at September 30, 2001 and 2000 respectively and were not included in the computation of diluted earnings per share because the effect would have been antidilutive. Also, approximately 625,098 shares of restricted stock included under the restricted stock plan were not vested at September 30, 2001.

Additionally, effective March 22, 2000, the Company issued $310.5 million of 6% convertible subordinated notes due 2005, which are convertible at a price of $243.95 (or 4.0992 shares per $1,000 principal amount of notes, subject to adjustment. These notes were not considered in the calculation of the diluted earnings per share because the effect would have been antidilutive.